U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 5, 2013

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Vident International Equity Fund Post-Effective Amendment No. 3 to Registration Statement on Form N-1A Registration Numbers 333-179562; 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments the Fund received from you on August 16, 2013 with respect to Post-Effective Amendment No. 3 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Vident International Equity Fund (the “Fund”).  Please note that following the filing of the Amendment, a different investment sub-adviser (the “Sub-Adviser”) was selected for the Fund, and consequently, disclosure regarding the Sub-Adviser and the Fund’s portfolio managers has been updated. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.
Because the Fund includes “International” in its name, please include a policy that the Fund will invest a certain percentage of its assets in “international” equities and include a definition for “international.”  Please disclose whether the Fund expects to invest in companies that are foreign-registered, but derive the majority of their revenues or assets from the U.S.

Response:	The following disclosure has been added under “Additional Information About the Fund’s Investment Strategy—Index”:

Each issuer is associated with a country based primarily on its place of organization or the location of its primary listing exchange. However, issuers with multi-national operations may be assigned to an alternate country based on a variety of factors, such as the geographic location of the issuer’s assets, revenue sources, manufacturing facilities, employees and customers.

Because the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets in the constituent securities of the Index, the Fund believes that the above disclosure effectively constitutes its definition of “international”. The Index is not expected to include issuers that are assigned to the U.S. as an alternate country. The Fund believes that the analytical determination of country assignment is the most appropriate way to ensure that each constituent issuer meets investors’ expectations as an “international” issuer.  Consequently, the Fund respectfully declines to include the specific requested disclosure regarding the majority of an issuer’s revenues or assets.

Comment 2.
If the Fund includes a line for acquired fund fees and expenses in the fee table, please include a footnote stating that the amount is estimated for the current fiscal year.  Additionally, if the Fund will invest in other investment companies, please note that in the principal strategies disclosure.

Response:
The Fund will not invest in other investment companies as part of its principal investment strategy.  Because the estimated amount of acquired fund fees and expenses is zero, the line for acquired fund fees and expenses in the fee table has been deleted.

Comment 3.	Please clarify in the principal strategies disclosure that no U.S. companies are included in the index or modify the disclosure to clarify that some may be included.

Response:
The Index is not expected to include any issuers that are organized in the U.S.; however, it is possible that an issuer that is organized in the U.S., but that has the vast majority of its operations outside of the U.S. could be included in the Index. The Registrant believes that the existing principal strategies disclosure, as modified as described in this letter, effectively informs investors that the Index constituents will be issuers the performance of which is most closely associated with non-U.S. locations.

Comment 4.
Please amplify the principal strategies disclosure to convey some idea as to the type of companies that are likely to constitute the predominant part of the Fund’s portfolio, whether by market capitalization, industry or another characteristic.

Response:
Because the constituent companies and countries in the Fund’s Index may change semi-annually and because allocations to each country and company are risk-weighted, it is not possible to predict the types of companies or the countries or geographic regions in which the Fund will invest. The Registrant believes that by stating that the Index will typically contain 35 countries, investors can anticipate broad international exposure.  The following sentence has been added to the first paragraph under “Additional Information About the Fund’s Investment Strategy”: “The Fund may invest in equity securities of issuers of any market capitalization.”

Comment 5.
Please confirm in your response letter that the index will have at least 350 companies (ten in each of 35 countries).  If not, please revise the strategy disclosure to explain how the index might have fewer companies.

Response:
The Index will typically contain at least 350 companies (at least 10 in each of 35 countries).  However, as disclosed, there may be times when there are not 35 countries that meet the criteria for inclusion in the Index, and under such circumstances, the Index committee may, but is not required to, relax certain criteria to include at least 10 companies from each country.

Comment 6.	With respect to the risk disclosure regarding illiquid securities, consider noting that the Fund may not invest more than 15% of its net assets in illiquid securities.

Response:	The following sentence has been added to the above-referenced risk disclosure: “The Fund may invest up to an aggregate amount of 15% of its net assets in illiquid securities.”

Comment 7.
With respect to the risk disclosure regarding small cap companies, we note that the description of the index suggests that smaller companies will be screened out of the index.  If the Fund will not invest in smaller companies, please remove this risk disclosure.

Response:
The Fund expects that small cap companies will be included in the Index. As disclosed under “Principal Investment Strategies of the Fund—Eligible Index Universe,” companies with market capitalizations of less than $500 million are screened out of the Index. The Fund believes that investors typically understand “small cap” companies to include companies with market capitalizations greater than $500 million.

Comment 8.	To avoid confusion, consider adding “ETF” to the name of the Fund.

Response:
The Registrant respectfully declines to change the name of the Fund. Because of how shares of the Fund will be sold and the clear disclosure regarding the Fund being an exchange-traded fund, the Registrant does not believe that the name of the Fund will cause confusion as to whether the Fund is a mutual fund.

Comment 9.	Please confirm whether the Fund’s name may be changed without shareholder approval.

Response:	The Fund’s name may be changed without shareholder approval.

Comment 10.
Under “Index” on page 7, please disclose when the index was created, whether investors can get additional information about the index (e.g., through a website, how widely the index is disseminated and whether the index was created for the purpose of being used by the Fund.

Response:	The following disclosure has been added to the above-referenced section:

The Index was created in April 2013 in anticipation of the commencement of operations of the Fund. Additional information regarding the Index, including its value, is available through Bloomberg using the ticker symbol VIDIX, as well as on the websites of the Vident Financial, LLC, the Index Provider, at www.videntfinancial.com and Solactive AG, the Index Calculation Agent, at www.solactive.com.

Comment 11.	Please identify the specific exemptive order on which the Fund relies.

Response:
The Fund will rely on exemptive relief issued to Exchange Traded Concepts, LLC, et al., File No. 812-13963, for which official notice was published on July 29, 2013, and the order was issued August 26, 2013.

Comment 12.	Please confirm that the Fund fulfills all of the conditions of the exemptive order on which it relies and that no amendment to such order or new order is needed for the Fund.

Response:
The Fund will fulfill all of the conditions of the exemptive order on which it relies.  The Registrant does not believe that any amendments to such order or a new order are required to operate the Fund.

Comment 13.	Under “Management – Investment Adviser,” please disclose any expenses for which the Adviser is not responsible.

Response:	The following disclosure has been added to the above-referenced section:

Under the Investment Advisory Agreement, ETC has agreed to pay all expenses of the Fund, except for: the fee paid to ETC pursuant to the Investment Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution (12b-1) fees and expenses.

Comment 14.	Please disclose how the Sub-Adviser is compensated and the rate of such compensation.

Response:
The last sentence of the first paragraph under “Sub-Adviser” has been replaced with the following: “For its services, the Sub-Adviser is paid a fee by the Adviser based on the daily net assets of the Fund of 0.09% of the first $500 million, 0.08% of the next $500 million and 0.06% on amounts over $1 billion, subject to a minimum annual fee of $75,000.”

Comment 15.	Under “Distribution,” please disclose whether the Distributor is affiliated with the Adviser or Sub-Adviser.

Response:	The following sentence has been added under “Distributor” in the Statement of Additional Information: “The Distributor is not affiliated with the Adviser or Sub-Adviser.”

Comment 16.
In your response letter, please confirm whether the WisdomTree related parties have acquiesced to the operation of the Fund as a series of the Trust and describe how the Fund’s registration migrated from WisdomTree Trust to the Trust.

Response:
To the best knowledge of the Registrant, the WisdomTree related parties are aware of the Trust’s registration of Fund shares and have acquiesced to the operation of the Fund as a series of the Trust. The Index provider initially proposed to license use of the Index to the WisdomTree Trust’s investment adviser; however, the WisdomTree related parties ultimately declined to launch the Fund as a series of WisdomTree Trust. In connection with that determination, the Index Provider licensed the Index to Exchange Traded Concepts, LLC to use for the Fund as a series of ETF Series Solutions.

Statement of Additional Information (“SAI”)

Comment 17.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:	The Registrant does not expect that anything disclosed in the SAI, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.

Comment 18.	Please consider disclosing the list of the 35 countries currently constituting the index.

Response:
Because the list of countries in which the Fund invests is expected to change from time to time, the Fund respectfully declines to add a list of the countries expected to be in the initial portfolio. The Fund believes that the list of countries in which it will invest are generally understood by investors, and the Fund notes that the SAI includes a list of countries and holidays that is expected to inform investors generally about the countries in which the Fund will invest over time. Additionally, each business day the Fund’s portfolio holdings will be posted on the Fund’s website prior to the commencement of trading of the Fund’s shares on its listing exchange.

Comment 19.	Please add as a non-fundamental policy that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response:
The following non-fundamental policy will be included in the SAI: “The Fund will not hold illiquid assets in excess of 15% of its net assets. An illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.”

Comment 20.	Please explain why the Chairman is not a Trustee and confirm whether such structure is permitted under state law and the Trust’s organizational documents.

Response:
As permitted by Delaware law and expressly by the Trust’s Bylaws, the Board of Trustees has selected the Trust’s President to serve as Chairman of the Board.  The Chairman’s responsibilities are to preside at meetings of the Board of Trustees and, subject to the control of the Board of Trustees, have general supervision, direction and control of the business and Trust officers. Because the current Chairman is not a Trustee, he does not vote on Trust matters.

Comment 21.	Please consider eliminating the list of holidays for countries that are not expected to be part of the index.

Response:
The list of holidays in the SAI includes those for each country which the Fund expects is reasonably likely to be included in the Index from time to time. Consequently, the Fund respectfully declines to eliminate this disclosure.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for ETF Series Solutions